Confidential Treatment Requested by Marathon Oil Corporation
July 14, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 6, 2006
File No. 001-05153
Letter to United States Securities and Exchange Commission
dated June 2, 2006
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     Set forth below are responses from Marathon Oil Corporation to Comments of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated June 19, 2006, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Marathon’s letter to the Staff dated June 2, 2006.
     For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.
General
Comment 1
Please confirm that you sent a copy of the cover letter dated June 2, 2006, requesting confidential treatment pursuant to Rule 83 under the Freedom of Information Act, to the Office of Freedom of Information.
Response 1
We confirm that a copy of the cover letter dated June 2, 2006, requesting confidential treatment pursuant to Rule 83 under the Freedom of Information Act, was sent to the Office of Freedom of Information.

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Comment 2
We note from public media reports that you may have negotiated an extended agreement for oil and gas exploration in Syria, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the paragraph carrying over from page six to seven in your Form 10-K describes negotiations with Syria and a possible settlement under which you would have the right to sell all or a significant portion of your Syrian oil interests to a third party. Please describe your operations in, and ties to, Syria, and discuss their materiality to you in light of Syria’s status as a state sponsor of terrorism. Advise us whether you will retain any Syrian interests or contacts in the event you sell a significant portion of your Syrian oil interests to a third party. Please also discuss whether your Syrian interests constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Syria, including through subsidiaries, affiliates, foreign distributors, joint ventures and other direct or indirect arrangements.
Comment 3
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies operating in Syria.
Response 2 and 3
Certain portions have been omitted from our response to Comments 2 and 3 pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Responses 2 and 3 is being provided to the Commission in hard copy form under a separate cover letter.

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From a historical perspective, our interests in Syria have been held through a variety of indirect wholly owned subsidiaries over the years and is currently held by Marathon Petroleum (Syria) B.V., a Netherlands corporation (“Marathon Netherlands”). The original concession agreement signed in 1979 was replaced by the current concession agreement with the Syrian government that was entered into in 1988 (the “Concession Agreement”). Under the Concession Agreement, a joint venture company, Palmyra Petroleum Company, was created and was equally owned by a Marathon subsidiary and the Syrian Petroleum Company. The joint venture was to bear the production costs and record the related revenues if and when commercial production commenced. In 1996, this Marathon subsidiary transferred all of its interests under the Concession Agreement to Marathon Netherlands.
As disclosed in our Form 10-K, we discovered the Ash Shaer and Cherrife natural gas fields in Syria in the 1980s. We submitted four plans of development to the Syrian Petroleum Company in the 1990s, but none were approved. Therefore, we have never had production operations in Syria. The Syrian government subsequently claimed that the Concession Agreement had expired and, since December 1998, we have been involved in an ongoing dispute with the Syrian Petroleum Company and the government of Syria over the validity of the Concession Agreement.
[Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.]
[Redacted], the Marathon subsidiaries that had at any time owned the Concession Agreement signed a new production sharing contract (“PSC”) with the Syrian Petroleum Company on May 8, 2006; however, the PSC does not become effective until it is ratified by the Syrian government. The other Marathon subsidiaries have since assigned all rights and obligations under the PSC to Marathon Netherlands. [Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.]
Because the PSC does not become effective until it is ratified by the Syrian government and due to the uncertainty of this ratification process, we concluded that disclosure of the new PSC in our first quarter 2006 Form 10-Q would have been premature. However, we plan to update our disclosure in a future periodic filing in the event the PSC is ratified.
[Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.]

Confidential Treatment Requested by Marathon Oil Corporation	4
We are of the opinion that based on the following quantitative terms and qualitative factors, our Syrian interests do not constitute a material investment risk to our security holders.
From a quantitative perspective, there have been no revenues in any period from activities in Syria. In addition, we wrote off our entire investment of $40 million in 1998. This impairment charge represented less than three percent of income from operations reported by USX Corporation (our predecessor company) in 1998 and less than one percent of property, plant and equipment as of December 31, 1997. As of December 31, 2005, our interest in the PSC had no recorded book value. Marathon Netherlands and its parent company, both indirect wholly owned subsidiaries of Marathon, have approximately $2 million of cash on deposit in banks. Of that amount, less than $50,000 is held in a Syrian bank. While we maintain an administrative office in Damascus, this office has limited staff and activity with related costs totaling approximately $100,000 per year for 2003 through 2005. [Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.]
From a qualitative perspective, we are well aware of the potential adverse publicity associated with dealing with state sponsors of terrorism and of how this may impact investor sentiment, our reputation and shareholder value. We are seeking to resolve a long-standing dispute with the Syrian government [redacted], while attempting to salvage some value for our shareholders from our past investments. We have and will continue to comply with all U.S. sanctions related to Syria. We have been and will continue to monitor Syria’s status and investor sentiment.
Finally, we have had discussions with the Office of Foreign Assets Control (“OFAC”), which administers and enforces economic and trade sanctions, based on U.S. foreign policy and national security goals, against targeted foreign countries. OFAC verbally confirmed that there are no economic or trade sanctions that would prevent us from moving forward on the PSC [redacted]. We will continue to keep OFAC and the U.S. Department of State apprised on the status of our Syrian interests.
Form 10-K as of December 31, 2005
Financial Statements
Note 1. Summary of Principal Accounting Policies, page F-8
Asset retirement obligations, page F-12

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Comment 4
In your response to comment 1 of our letter dated May 2, 2006, you state recognized asset retirement obligations for natural gas productions operations offshore Equatorial Guinea have not been recognized because you are not responsible for the retirement of these facilities under the terms of your agreements. Please identify and describe the provisions in these agreements that place the obligations to retire these facilities with a third party. Tell us what your responsibility would be if an event requiring certain reclamation activities of such operations were to occur in between the periods covered under the contract. In addition, you state the facilities for the production of hydrocarbons are the property of the state by law. Tell us if the 1981 Equatorial Guinea Hydrocarbon Law specifically indemnifies you of any responsibility to retire the related production facilities or if the State has explicitly stated you are not responsible for such future obligations.
Response 4
A portion has been omitted from our response to Comment 4 pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 4 is being provided to the Commission in hard copy form under a separate cover letter.
Our natural gas production operations offshore Equatorial Guinea are governed by the production sharing contract between the Republic of Equatorial Guinea and Marathon Production E.G. Limited (“Marathon E.G.”), as amended (the “PSC”), and the 1981 Hydrocarbon Law (the “1981 Law”) of the Republic of Equatorial Guinea (the “State”). The PSC was originally entered into on April 10, 1990 between Walter International Equatorial, Inc. (Marathon E.G.’s predecessor in interest) and the State. At that time, there were no significant hydrocarbon production operations in Equatorial Guinea.
Section 1.1 of the PSC provides that “[t]he Ministry shall be responsible for managing the Petroleum Operations contemplated in this Contract.” Section 1.1(a) provides that “Contractor shall be responsible to the State as an independent contractor for the execution of the Petroleum Operations in accordance with the provisions of this Contract ....” Section 2.7(b) of the PSC further states that “Contractor has the right to terminate this Contract ... with respect to any field then producing ... upon giving 180 calendar days written notice of its intention to do so.” Finally, Section 11.1 provides:
“Fixed installations acquired by Contractor or any of its subcontractors for use in Development and Production Operations will be the property of the State at the end of the term of this Contract and title thereto and risk thereof shall pass to

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and absolutely rest in the State at the end of the term of this Contract” (emphasis added).
According to Section 11.1, the Republic of Equatorial Guinea will have title to, and risk of loss with respect to, the production facilities at the end of the term of the PSC. Because the State will own the fixed assets at the termination of the PSC, any dismantlement and restoration costs will be obligations of the State. The PSC does not contain any provision requiring Marathon E.G. to dismantle and restore the facilities constructed pursuant to the PSC.
Article 3 of the 1981 Law provides that “[t]he State reserves the right to conduct Petroleum Operations itself or through Contractors. The activities of the Contractor shall be authorized and regulated by means of Contracts with the State.” As defined in the 1981 Law, “Contractor” means “[n]atural or juridical persons with whom the State establishes a Contract or a Production Sharing Contract.” Section 3.7 of the 1981 Law provides that “Contractor shall plug and abandon all Wells on the area to be surrendered in accordance with generally accepted oilfield practices,” and Section 5.13 provides that “Contractor shall securely plug any Well that it intends to abandon to prevent pollution, subsea damage and possible damage to the deposit.” Therefore Marathon E.G.’s only requirement is to plug and abandon wells as provided in Sections 3.7 and 5.13 the 1981 Law.
[Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.] If reclamation activities of production operations occurred during the term of the PSC, dismantlement and restoration obligations would not be required under the PSC or the 1981 Law.
The terms of the PSC and the 1981 Law as stated above support our conclusion that Marathon E.G. is not legally responsible for retirement of the facilities located offshore Equatorial Guinea.
With respect to the 1981 Law, there is no provision that provides for an indemnity for the Contractor for retiring production facilities and there is no provision that states that the Contractor is not responsible for such future obligations.
Comment 5
We note your response to comment 2 of our letter dated May 2, 2006, states asset retirement obligations for the removal of materials and equipment and the closure of certain refinery, pipeline and marketing assets have not been recorded under the guidance of FIN 47 due to indeterminate settlement dates. Tell us what consideration you have given to accruing for the obligation to maintain these facilities and replace component parts at regular intervals under FIN 47.

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Response 5
The future regular maintenance activities which we will undertake to keep our assets in good working condition are not asset retirement activities involving the sale, abandonment, recycling or disposal of our assets and most are not legally required. In the ordinary course of business, we maintain and replace component parts on regular intervals through routine maintenance or during planned turnarounds. These parts include, for example, pumps, valves, motors, piping, heat exchanger bundles and instrumentation. There are no legal requirements concerning the disposal of these parts, and accordingly, there are no asset retirement obligations associated with these disposal activities.
During our implementation of FIN 47, we determined that fire-retardant material in certain of our refining facilities was the only component part of our assets for which we have a legal removal and disposal obligation, the fair value of which is estimable. That obligation was recognized upon the adoption of FIN 47 at December 31, 2005, as described in Notes 1 and 2 on pages F-12 and F-14 of our 2005 Form 10-K.
Comment 6
We note your response three with regard to the petroleum engineering audit process. Please amend your document to include the description of the procedures performed by your internal and external engineering auditors. Address the number of properties for which independent estimates were made in each of the prior three years and the annual aggregate agreement between your estimates for these properties and those of the independent auditor. Include whether you attained the stated goal of an outside audit of 80% of your properties every three years.
Response 6
Certain portions have been omitted from our response to Comment 6 pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 6 is being provided to the Commission in hard copy form under a separate cover letter.
We agree that additional disclosures would enhance the information we provide regarding our reserve estimates. We will incorporate an expanded description of reserve audit procedures and disclose whether we attained our stated goal related to audits in our Form 10-K for the year ending December 31, 2006. See Attachment A for an example of the proposed disclosure. To expedite your review, changes from the 2005 disclosure are underlined.
[Redacted pursuant to request for confidential treatment under Rule 83 of the Freedom of Information Act.]

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We have established an internal tolerance level of 10 percent for 2006 and had used a tolerance level of 15 percent in previous years, such that the third-party auditors discontinue their efforts to validate our internal estimates once their results for a property (field) are within that tolerance. It is likely that the difference between the audited and internally estimated reserves would be smaller if additional work had been performed for the purpose of narrowing the difference.
On page 34 of our 2005 Form 10-K, we discuss that the third-party audits have not resulted in significant changes to our reserves estimates. If significant changes in reserve estimates are ever made as a result of the third-party audits, we will disclose the amount of those changes as a percent of year end reported reserves. Because of the use of tolerance levels in our third-party audit approach, we have concluded that such disclosure would be more meaningful to the users of our consolidated financial statements than disclosure of the aggregate annual agreement. We have also concluded that disclosure regarding the attainment of our audit goal, which is established as a percentage of estimated reserves, would be more useful than disclosure of a raw property (field) count.

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the Staff’s comments or changes made in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing and (c) Marathon may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,
/s/ Janet F. Clark
Janet F. Clark
Senior Vice President and Chief Financial Officer

Confidential Treatment Requested by Marathon Oil Corporation
Attachment A
PROPOSED-Excerpt from Critical Accounting Estimates Section of Form 10-K
     Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.
Estimated Net Recoverable Quantities of Oil and Natural Gas
     We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved oil and natural gas reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into income and the presentation of supplemental information on oil and gas producing activities. Both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of net recoverable quantities of oil and natural gas.
     Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. During 2006, net revisions of previous estimates increased total proved reserves by XX million boe (XX percent of the beginning-of-the-year reserves estimate). Positive revisions of XX million boe were partially offset by XX million boe in negative revisions.
     Our estimation of net recoverable quantities of oil and natural gas is a highly technical process performed by in-house teams of reservoir engineers and geoscience professionals. All estimates prepared by these teams are approved by members of our Corporate Reserves Group. Any revisions of proved reserves estimates in excess of 2.5 million boe on a total-field basis, within a single month, must be approved by the Director of Corporate Reserves, who reports to our Chief Financial Officer. The Corporate Reserves Group audits recent acquisitions of material fields and properties with problematic indicators such as excessively long lives, sudden changes in performance or changes in economic or operating conditions. In addition, third-party consultants are engaged to audit reserve estimates with the stated objective of reviewing 80 percent of our reserves over a rolling four-year period. At December 31, 2006 we had met this goal.
     The Corporate Reserves Group and the third-party consultants (“reserve auditors”) follow the audit principles set forth by the Society of Petroleum Engineers in Article VI, section 6.1 of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information” dated June 2001. These Standards include the following concepts:
•	“An audit is an examination of Reserve Information that is conducted for the purpose of expressing an opinion as to whether such Reserve Information, in the aggregate, is reasonable and has been presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	...the estimation of reserves and other Reserve Information is an imprecise science due to the many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, such cannot be audited for the purpose of verifying exactness. Instead, Reserve Information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by an Entity in estimating its Reserves Information so that the Reserve Auditors may express an opinion as to whether, in the aggregate, the

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Reserve Information furnished by such Entity is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	The methods and procedures used by an Entity, and the Reserve Information it furnishes, must be reviewed in sufficient detail to permit the reserve auditor, in his or her professional judgment, to express an opinion as to the reasonableness of such Entity’s Reserve Information. In some cases, the auditing procedure may require independent estimates of the Reserve Information for particular properties. The desirability of such re-estimation will be determined by the Reserve Auditor exercising his or her professional judgment in arriving at the opinion as to the reasonableness of the Entity’s Reserve Information.”
     The reserve auditors are provided engineering and geoscience technical data and analyses and resulting reserve estimates. The reserve auditor analyzes the information provided in sufficient detail either to accept the interpretation presented or determine that an alternate independent interpretation is necessary. If the reserve auditor develops an independent estimate of the proved oil and natural gas reserves, it is made in compliance with SEC rules and guidance and generally accepted petroleum engineering and evaluation principles.
     For 2006, Marathon has established a tolerance level of 10 percent for third-party reserve audits, such that the third-party consultants discontinue their efforts to validate our internal estimates once their results are within that tolerance. Should the third-party consultants’ initial analysis fail to reach our tolerance level, then the consultants re-examine the data and might refine their analysis. If, after careful consideration, the third-party consultants cannot arrive at an estimate within our tolerance, we would then adjust our reserve estimates as necessary. Third-party reserve audits did not result in significant changes to our reserve estimates in 2006, 2005 or 2004.
     The reserves of the [to be completed when 2006 reserves are available] comprise approximately XX percent of our total proved oil and natural gas reserves as of December 31, 2006. The next five largest oil and gas producing asset groups – [to be completed when 2006 reserves are available] – comprise a total of approximately XX percent of our total proved oil and natural gas reserves.
     Depreciation and depletion of producing oil and natural gas properties is determined by the units-of-production method and could change with revisions to estimated proved developed reserves. The change in the depreciation and depletion rate over the past three years due to revisions of previous reserve estimates has not been significant. A five percent increase in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $X.XX per barrel to $X.XX per barrel, which would increase pretax income by approximately $XX million annually, based on 2006 production. A five percent decrease in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $X.XX per barrel to $X.XX per barrel and would result in a decrease in pretax income of approximately $XX million annually, based on 2006 production.